UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant's name into English)

23, Rue Basse 98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

   Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Dynagas LNG Partners LP (the “Partnership”) dated August 27, 2018: DYNAGAS LNG PARTNERS ANNOUNCES EARLY DELIVERY OF YENISEI RIVER AND EXTENSION OF YAMAL LNG LONG TERM CHARTER.

   The information contained in this Report on Form 6-K, except for the commentary of the Partnership’s Chief Executive Officer contained in Exhibit 99.1 hereto, is hereby incorporated by reference into the Partnership’s registration statement on Form F-3 (File No. 333-222237) that was filed with the U.S. Securities and Exchange Commission with an effective date of January 12, 2018.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2018

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

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DYNAGAS LNG PARTNERS ANNOUNCES EARLY DELIVERY OF YENISEI RIVER AND EXTENSION OF YAMAL LNG LONG TERM CHARTER

MONACO – August 27, 2018 - Dynagas LNG Partners LP (the “Partnership”) (NYSE: “DLNG”), an owner and operator of LNG carriers, today announced that it has entered into an agreement with Yamal Trade Pte. Ltd. for the early commencement of the long term charter contract for employment of the ice class liquefied natural gas (LNG) carrier Yenisei River in the Yamal LNG Project.  Pursuant to this agreement, the Yenisei River will commence operating 180 days earlier and as a result, the firm charter period has been extended from 15 years to 15 years plus 180 days.  The Yenisei River was delivered early to Yamal LNG on August 14, 2018, immediately upon completion of its mandatory statutory class five-year special survey and dry-docking in Singapore.

Tony Lauritzen, Chief Executive Officer of the Partnership commented:  “We are very pleased with the extension of the firm charter period of the Yenisei River and its early delivery to Yamal LNG.   We have been focused on securing long term employment and filling short and medium term availability gaps in our fleet.

“Now that Yenisei River has commenced employment with Yamal LNG early and the Lena River has been contracted for employment by a major energy company, following its redelivery from Gazprom and prior to commencing its long term charter with Yamal LNG, our first potential vessel available for employment will be the Arctic Aurora in 2021. Thereafter, our next vessel available for employment is the Clean Energy in 2026.

“We believe the Yamal LNG Project is running ahead of schedule and we are pleased we could accommodate Yamal LNG’s shipping needs with the early delivery of the Yenisei River.  In addition, one of our Sponsor’s vessels (which we do not own and do not generate any revenues from) was also delivered to Yamal LNG six months earlier than its earliest contracted delivery date.”

About Dynagas LNG Partners LP

Dynagas LNG Partners LP (NYSE: DLNG) is a growth-oriented partnership formed by Dynagas Holding Ltd., its sponsor, to own and operate LNG carriers employed on multi-year charters. The Partnership’s current fleet consists of six LNG carriers, with an aggregate carrying capacity of approximately 914,000 cubic meters.

Visit the Partnership’s website at www.dynagaspartners.com

Contact Information:

Dynagas LNG Partners LP
23, Rue Basse, 98000 Monaco
Attention: Michael Gregos
Tel. +377 99996445
Email: management@dynagaspartners.com

Investor Relations / Financial Media:
Nicolas Bornozis
President Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: dynagas@capitallink.com

Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Partnership desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “expected,” “pending,” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Partnership’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership’s control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Partnership’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter  rates  and  vessel  values,  changes  in  demand  for  Liquefied  Natural  Gas  (LNG)  shipping capacity, changes in the Partnership’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Partnership’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires, the amount of cash available for distribution, and other factors. Please see the Partnership’s filings with and other reports furnished to the Securities and Exchange Commission  for  a  more  complete  discussion  of  these  and  other  risks  and  uncertainties.  The information set forth herein speaks only as of the date hereof, and the Partnership disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Further, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

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